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                                       [INTERLINK LETTERHEAD]
                                            May 31, 2000



VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Hugh Fuller

      RE: INTERLINK ELECTRONICS, INC.
          REGISTRATION STATEMENT ON FORM S-3
          (REGISTRATION NO. 333-33288)

Dear Mr. Fuller:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby apply for an order granting the immediate withdrawal of our Registration Statement on Form S-3, together with all exhibits thereto (Registration No. 333-33288), effective immediately. We have abandoned our proposed public offering under the Registration Statement due to poor market conditions. We have not, and will not, sell any securities under the Registration Statement.

     Please provide us with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our facsimile number is (805) 484-8989.

     If you should have any questions or comments, please do not hesitate to contact Mr. John J. Halle of the law firm of Stoel Rives LLP at (503) 224-3380.

                             INTERLINK ELECTRONICS, INC.

                             By:  /s/ Paul D. Meyer
                                -------------------
                           Name:  Paul D. Meyer
                          Title:  Chief Financial Officer